Exhibit 99.4

vedanta
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# Channelling growth opportunities

# Vedanta Limited



OIL&GAS | ZINC&SILVER | ALUMINIUM | POWER | IRONORE | STEEL | COPPER

INVESTOR PRESENTATION-Q3 FY2019

January 2019

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains 'forward-looking statements' – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as 'expects,' 'anticipates,' 'intends,' 'plans,' 'believes,' 'seeks,' or 'will.' Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

Contents Section Presenter Page Q3 FY2019 Review Venkat, CEO 4 Financial Update Arun Kumar, CFO 14 Appendix 18

CATERPILLAR
CAT

vedanta
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Q3 FY2019 Review

Venkat

Chief Executive Officer

VEDANTA LIMITED
OIL&GAS | ZINC&SILVER | ALUMINIUM |
POWER | IRONORE | STEEL | COPPER

Health, Safety, Environment and Sustainability Safety 2 incidents resulting in 3 fatalities in Q3 FY2019 Engaged globally renowned consultant DuPont for safe on-site behavior through safety competencies & trainings Review of Implementation of improved process for ground control: effectiveness of pit, stockpile, waste dump stability Environment and Community Achieved 41% of energy savings targets of 2mn GJ , 57% of water savings targets of 1.5mn m3 Cairn constructed 500 toilets in Q3, taking the total to 20,000 helping Rajasthan become an Open Defecation Free State Awards & Recognitions CII-ITC Sustainability Awards 2018 for CSR to HZL & Cairn HZL recognized for: Corporate excellence & environmental management at Dariba Golden Peacock award 2018 for CSR Tailing Dam Rehabilitation Site at Zawar Mine (HZL)ZL Nandghar (HZL)

Key Highlights Q3 FY2019 Operations: Zinc India: UG production up 38% y-o-y, record silver & lead production Zinc International: First shipment made from Gamsberg in Dec 2018 Aluminium: Strong alumina production, bauxite deliveries from OMC ramping up, favourable cost trend Oil & Gas: Growth projects are on track Steel: Exit monthly run rate of c.1.5mtpa Copper: Supreme Court passed an order to uphold NGT’s order & reopen Tuticorin smelter Financial: EBITDA generation of Rs. 5,953 cr, up 13% q-o-q and robust margin of 29%1 Attributable PAT before exceptional items & DDT of Rs. 1,574 cr, up 39% q-o-q EBITDA mix (Q3 FY19) Key Financials In Rs. crore Q3 FY19 Q3 FY18 Q2 FY19 EBITDA 5,953 6,677 5,281 Divisional EBITDA Zinc - India 2,839 3,263 2,239 Zinc – Intl. 206 446 16 Oil & Gas 1,973 1,359 2,026 Iron Ore 101 210 91 Copper - India (75) 246 12 Aluminium 262 554 337 Power 364 595 377 Steel 249 69 168 Others 34 4 15 1. Excludes custom smelting at Copper India and Zinc India operations

Zinc India: On-track for ramp-up to 1.2mt MIC Capacity Strong Underground Mine Performance in FY19 Q3 FY2019 Record MIC production from underground mines (247kt) Record Silver Production (178t) Record refined lead production (54kt) SK new mill 1.5 Mtpa commissioned and produced first concentrate CoP at $997/t lower 4% q-o-q Zawar Mill in Q4FY19 Fumer in Q4FY19 SK Shaft in Q4FY19 RA Shaft in Q2FY20 Moving towards 1.2 Mtpa MIC Capacity in FY20

# Zinc International: First shipment from Gamsberg in Dec 2018

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## Q3 FY2019

- Total Production at 38kt higher 34% q-o-q
  - **Skorpion:** 20kt higher 36% q-o-q on account of higher grades ~8.5% and ramp up from Pit 112 (75% waste stripping completed)
  - **BMM:** 18kt higher 31% q-o-q on account of higher grades, supported by planned prioritization of mine development in H1FY19
- COP at $1,757/t, lower 28% q-o-q on account of higher production and improved copper credits at BMM



2,355
2,428
1,757
25
28
38
Q1 FY19
Q2 FY19
Q3 FY19
Production (kt)
COP ($/t)

## Gamsberg project

- First parcel of MIC from Gamsberg shipped in Dec18
- Successful Ore blending started to deliver quality product
- Mined Ore stock pile of 1.2Mt built ahead of plant feed
- Plant commissioning and ramp up underway

## Q4 Focus

- Full ramp up in Q4 FY19 to deliver >200kt in next year



*Concentrator Plant*

VEDANTA LIMITED – Q3 FY2019 INVESTOR PRESENTATION 8

Oil & Gas Business: Execution being ramped up to add volumes Gross Capex investment of $ 3.2bn (net $ 2.3 bn) being driven through integrated partnership model with global oil field service companies Gas production to increase by ~ 90 mmscfd (eq. 15 kboepd) through early production facility in March 2019 8 development rigs at site; Well drilling and hook up being ramped up to add volumes Liquid handling capacity at MPT being upgraded by > 30% to handle incremental volumes Vendor meet held in Houston to unlock the potential of OALP blocks Exploration 41 OALP Blocks Rajasthan KG Offshore Ravva Appraisal Rajasthan Tight Oil Development MBA ASP Tight Oil – ABH Tight Gas – RDG B&A Polymer Production Mangala Infill Liquid handling upgrade

Project Partner Gross Capex ($ Million) Wells EUR (mmboe) Rigs Q2 plan for Dec 2018 Status as on Dec 2018 Dec 18 Q4 FY2019 Mangala Infill Halliburton 100 45 18 1 Bhagyam & Aishwariya Polymer Halliburton 140 42 40 2 MBA ASP BH-GE Facilities: Under Award 1,200 143 – 286 200 3 One rig mobilized Tight Oil (ABH) Schlumberger 170 39 32 3 First Oil in Q4 Tight Gas (RDG) Schlumberger, Petrofac, Megha Engg 550 42 85 2 15 kboepd from early production facility from Mar Satellite Fields Development Under Award 170 57* 17 2 - - - Ravva Under Award 100 5 17 1 - - - Liquid Handling L&T, Kalpatru 210 - 10 - Intra Field to complete: Q1FY20 Growth Projects: Wells hook up to add volumes Rigs Cumulative count of wells drilled Cumulative count of wells hooked up Facilities execution commenced 21 33 20 42 10 Note: Growth Projects excludes Expansion capex *Execution ramp up to add ~ 20 kboepd volume by March 2019 7 8 10 18 32 10 4 17 10 2 22 11 33 13 5 9 2 3 * Includes 20 re-entry wells

# Aluminium: Significant progress on Strategic levers

## Dec 2018 COP at $ 1,909/t


2,125
1,909
Coal initiatives
Alumina ramp-up
Bauxite sourcing
Other
1,500
Oct'18
Dec'18
Target

### Coal Linkage
- 3.2mt linkage Tranche IV taking coal security to 72%, Offtake to start from Q4 FY19
- 215kt of coal mined in Q3 from Chotia

### Captive Alumina
- Record Alumina production in Q3 at >400kt
- Alumina COP sequentially reduced by ~50/t q-o-q

### Bauxite Sourcing
- OMC Bauxite to meet 1/3rd of FY19 requirements

### Coal Linkage %


49%
49%
72%
90%
Q1 FY19
Q2 FY19
Q3 FY19
Target

### Alumina Production & COP


341
358
308
325
348
404
Q1 FY19
Q2 FY19
Q3 FY19
Production (kt)
COP ($/T)

### OMC Bauxite Sourcing


8%
17%
40%
90%
Q1 FY19
Q2 FY19
Q3 FY19
Target

VEDANTA LIMITED – Q3 FY2019 INVESTOR PRESENTATION 11

Other Assets – ESL, Iron Ore and Copper - India ESL Production: Q3 exit monthly run rate of c.1.5mtpa Production of 325kt in Q3 up 14% q-o-q Margin: EBITDA/t of $120, 33% higher than q-o-q Iron Ore Karnataka sales at 0.6mt; muted e-auction sales Goa continues to be impacted by suspension of mining in the state Engaging with Govt. for resumption Pig iron production at 163kt; margins of $51/t Copper India Favorable order from NGT “Closure of plant against principles of natural justice” Supreme Court upholds NGT order

Staging for a strong future: Q4 and FY20 Zinc India Power Iron Ore Aluminium Steel Oil & Gas Zinc Int Copper Vedanta Near term production ramp-up through Early Gas Production & other Growth Projects Geared up to unlock exploration potential in existing & OALP blocks Volume ramp-up achieved, expansion on drawing board Operational Excellence | Licence to Operate | Growth Opportunities | Reserves & Resources | Strong Balance Sheet Zn Intl.: Accelerated ramp-up of Gamsberg in Q4. Full potential unlocked in FY20 Zinc India: poised for a record MIC & silver production in Q4. On track for 1.2MTPA capacity in FY20 Favourable cost trend to continue based on improving production and Coal security Favorable SC order, working with communities & stakeholder to expedite opening of plant 13 vedanta

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Financial Update

Arun Kumar

Chief Financial Officer

VEDANTA LIMITED
OIL&GAS | ZINC&SILVER | ALUMINIUM |
POWER | IRONORE | STEEL | COPPER

# Q3 Financial snapshot

vedanta transforming elements

| Revenue | EBITDA | Attributable PAT# |
|---|---|---|
| Rs. 23,669 cr | Rs. 5,953 cr | 1,574cr |
| Up 4% q-o-q | Up 13% q-o-q | Up 39% q-o-q |

| EBITDA Margin* | ND / EBITDA~ | ROCE^ |
|---|---|---|
| 29% | 1.5x | 14% |
| Robust margin | Remains strong | Industry leading Return |

** Excludes custom smelting at Copper India and Zinc-India operations*
*# Before exceptional items and DDT*
*^ ROCE is calculated as EBIT net of tax outflow divided by average capital employed on LTM basis.*
*~ on LTM basis*

VEDANTA LIMITED – Q3 FY2019 INVESTOR PRESENTATION 15

EBITDA Bridge (Q2 FY2019 vs. Q3 FY2019) (In Rs. crore) Market & Regulatory Rs. (236) crore Operational Rs. 498 crore Aluminum (332) Brent (104) Others 8 HZL 330 ESL 81 Others 13 1. Others mainly include write back of liability pursuant to settlement agreement with a contractor at Balco 1

Balance Sheet *Term debt of Rs. 25,292 Cr at Standalone and Rs. 18,251 crore at Subsidiaries excludes short term borrowing of Rs. 26,518 crore Liquidity – Cash and investments @ Rs. 30,530 cr rated Tier I by CRISIL; – Undrawn lines @ Rs. ~6,700 cr Refinancing – FY19 already refinanced Net Interest – Reducing q-o-q Interest Income – Returns improved c. 50bps Interest Expense – Maintained ~8% ROCE – remains strong at 14% 17

Appendix V E D A N T A L I M I T E D O I L & G A S | Z I N C & S I L V E R | A L U M I N I U M | P O W E R | I R O N O R E | STEEL | C O P P E R

# FY 2019 Guidance Revised

| Segment | FY19 Production and CoP |
|---|---|
| Zinc India | Zinc-Lead Integrated slightly short of FY18 production<br>Silver: 650 - 700 tonnes<br>H2 COP: $950-975/t excluding royalty |
| Zinc International | Skorpion and BMM: 150kt<br>Gamsberg: c. 20kt<br>COP: ZI (excl Gamsberg) : $1,850 – 1,950, Gamsberg: $800 - $1,000/t |
| Oil & Gas | H2 Gross Volume: c. 200 kboepd<br>Opex: sub c. $7/boe |
| Aluminium | Alumina: 1.5-1.6mt ; Aluminium: c2.0mt<br>FY19 COP: $1,950 – 2,000/t |
| Power | TSPL plant availability: 80% |
| Iron Ore | Goa: Nil and Karnataka: 4.5mtpa |
| Copper - India | Cathode Production – 100kt per quarter, once the plant restarts |

VEDANTA LIMITED – Q3 FY2019 INVESTOR PRESENTATION 19

# Income Statement

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### Depreciation & Amortization

Higher q-o-q majorly on account of higher charge due to higher ore production at Zinc India and Zinc International and due to capitalization of projects at Oil & Gas and Aluminium business.

### Finance Cost

Lower q-o-q mainly due to higher interest capitalisation during the quarter partially offset by interest cost on account of temporary borrowings at Zinc India.

### Investment income

Higher q-o-q primarily due to mark-to-market gain on investments during the current quarter and mark-to-market loss in previous period partially offset by lower investment corpus.

### Taxes

Tax rate for the quarter is at 33% . Tax rate for the year is expected to be 30% as per earlier guidance.

### Profit After Taxes

higher q-o-q mainly due to higher EBITDA and higher interest income, partially offset by higher depreciation.

*Note: Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period's presentation*

| In Rs. crore | Q3 FY'19 | Q3 FY'18 | Q2 FY'19 |
|---|---|---|---|
| **Revenue** | **23,669** | **24,361** | **22,705** |
| **EBITDA** | **5,953** | **6,677** | **5,281** |
| Depreciation & amortization | (2,207) | (1,645) | (1,931) |
| Finance Cost | (1,358) | (1,125) | (1,478) |
| Investment Income | 1,043 | 481 | 588 |
| Exchange gain /(loss) | 47 | (2) | (162) |
| Exceptional items – credit/(expense) | - | (158) | 320 |
| Taxes | (1,146) | (1,397) | (606) |
| Taxes – DDT | - | - | - |
| Taxes on exceptional items | - | 38 | (112) |
| **Profit After Taxes (before exceptional items and DDT)** | **2,332** | **2,989** | **1,692** |
| Profit After Taxes (before exceptional items) | 2,332 | 2,989 | 1,692 |
| Profit After Taxes | 2,332 | 2,869 | 1,900 |
| **Attributable profit (before exceptional items and DDT)** | **1,574** | **2,114** | **1,135** |
| Attributable profit (before exceptional items) | 1,574 | 2,114 | 1,135 |
| Attributable PAT | 1,574 | 1,994 | 1,343 |
| Minorities % (before exceptional items and DDT) | 33% | 29% | 33% |

VEDANTA LIMITED – Q3 FY2019 INVESTOR PRESENTATION
20

Entity Wise Cash and Debt Company 31 Dec 2018 (Rs Cr) 30 Sept 2018 (Rs Cr) 30 Jun 2018 (Rs Cr) Debt Cash & LI Net Debt Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited Standalone 42,708 4,784 37,924 44,754 8,050 36,704 43,263 5,888 37,375 Cairn India Holdings Limited1 3,330 7,195 (3,865) 2,912 7,101 (4,189) 2,838 6,244 (3,406) Zinc India 4,935 17,483 (12,548) - 23,318 (23,318) - 21,297 (21,297) Zinc International 133 275 (142) - 460 (460) - 810 (810) BALCO 5019 9 5,010 5,322 24 5,298 5,669 10 5,659 Talwandi Sabo 8,814 10 8,804 8,487 11 8,476 8,764 21 8,743 Vedanta Star Limited2 3,367 32 3,335 3,365 26 3,339 3,400 27 3,373 Others3 1,755 742 1,013 1,532 1,025 507 1,227 954 273 Vedanta Limited Consolidated 70,061 30,530 39,531 66,372 40,015 26,357 65,161 35,251 29,910 Notes:Debt numbers are at Book Value and excludes inter-company eliminations. 1. Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the share in the RJ Block 2. Vedanta Star Limited, 100% subsidiary of VEDL which owns 90% stake in ESL 3. Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, Vedanta Limited’s investment companies, ASI and ESL.

Net Debt for Q3 FY2019 FCF Post Capex Rs. (2,043) crore (In Rs. crore)

Debt Breakdown & Funding Sources Debt breakdown (in $bn) (Rs. in 000’ Cr) Term debt 6.2 43.6 Working capital 0.7 5.0 Short term borrowing 3.1 21.5 Total consolidated debt 10.0 70.1 Cash and Liquid Investments 4.4 30.5 Net Debt 5.7 39.5 Debt breakup ($10.0bn) - INR Debt 92% - USD / Foreign Currency Debt 8% Diversified Funding Sources for Term Debt of $6.2bn (as of 31 December 2018) Note: $ million numbers are indicative based on closing exchange rate USD-INR 69.79 as of 31 Dec 2018 Term debt of $3.6bn at Standalone and $2.6bn at Subsidiaries, total consolidated $6.2bn Debt Breakdown (as of 31 December 2018)

EBITDA Bridge (Q3 FY2018 vs. Q3 FY2019) (In Rs. crore) Market & Regulatory Rs. (569) crore Operational Rs. (210) crore Brent 306 Aluminium (474) Zinc & Lead (974) Others 16 1. Others mainly include write back of liability pursuant to settlement agreement with a contractor offset by shutdown of Copper India Operations 1

Segment Summary – Zinc India  Production (in ’000 tonnes, or as stated) Q3 Q2 9M FY 2019 FY 2018 % change YoY FY2019 FY 2019 Mined metal content 247 240 3% 232 691 Refined Zinc – Integrated 188 200 (6%) 162 522 Refined Lead – Integrated1 54 46 18% 49 145 Refined Saleable Silver - Integrated (in tonnes) 2 178 132 34% 172 488 Financials (In Rs. crore, except as stated) Revenue 5,488 5,853 (6%) 4,647 15,356 EBITDA 2,839 3,263 (13%) 2,239 7,823 Zinc CoP without Royalty (Rs. /MT) 71,900 66,100 9% 72,400 71,400 Zinc CoP without Royalty ($/MT) 997 1,022 (3%) 1,034 1,025 Zinc CoP with Royalty ($/MT) 1,332 1,437 (7%) 1,369 1,382 Zinc LME Price ($/MT) 2,631 3,236 (19%) 2,537 2,756 Lead LME Price ($/MT) 1,964 2,492 (21%) 2,104 2,150 Silver LBMA Price ($/oz) 14.5 16.7 (13%) 15.0 15.4 Excludes captive consumption of 1,554 tonnes in Q3 FY 2019 vs 1,786 tonnes in Q3 FY 2018. For Q2 FY2019 it was 1,799 tonnes and for YTD Dec FY2019 it was 5,131 tonnes. Excludes captive consumption of 8.1 MT in Q3 FY 2019 and 9.3 MT in Q3 FY 2018. For Q2 FY 2019 it was 9.2 MT and for YTD Dec FY2019 it was 26.7 MT.

Segment Summary – Zinc International  Production (in’000 tonnes, or as stated) Q3 Q2 9M FY 2019 FY 2018 % change YoY FY2019 FY 2019 Refined Zinc – Skorpion 20 26 (23%) 15 45 Mined metal content- BMM 18 21 (15%) 13 46 Total 38 47 (20%) 28 91 Financials (In Rs. crore, except as stated) Revenue 622 970 (36%) 541 1,736 EBITDA 206 446 (54%) 16 307 CoP – ($/MT) 1,757 1,383 27% 2,428 2,131 Zinc LME Price ($/MT) 2,631 3,236 (19%) 2,537 2,756 Lead LME Price ($/MT) 1,964 2,492 (21%) 2,104 2,150

Segment Summary – Oil & Gas OIL AND GAS (boepd) Q3 Q2 9M FY 2019 FY 2018 % change YoY FY 2019 FY 2019 Average Daily Gross Operated Production (boepd) 187,191 184,133 2% 185,926 189,347 Rajasthan 151,574 157,096 (4%) 155,194 156,910 Ravva 16,775 16,876 (1%) 13,496 14,832 Cambay 18,842 10,161 85% 17,236 17,605 Average Daily Working Interest Production (boepd) 117,521 117,828 0% 118,748 120,342 Rajasthan 106,102 109,967 (4%) 108,636 109,837 Ravva 3,774 3,797 (1%) 3,037 3,337 Cambay 7,537 4,064 85% 6,894 7,042 KG-ONN 2003/1 108 - - 181 126 Total Oil and Gas (million boe) Oil & Gas- Gross 17.2 16.9 2% 17.1 52.1 Oil & Gas-Working Interest 10.8 10.8 0% 10.9 33.1 Financials (In Rs. crore, except as stated) Revenue 3,350 2,413 39% 3,479 10,048 EBITDA 1,973 1,359 45% 2,026 5,851 Average Oil Price Realization ($ / bbl) 65.1 53.3 23% 69.5 67.3 Brent Price ($/bbl) 68.8 61.3 12% 75.2 72.8

Segment Summary – Oil & Gas OIL AND GAS (boepd) Q3 Q2 9M FY 2019 FY 2018 % change YoY FY2019 FY 2019 Average Daily Production   Gross operated 187,191 184,133 2% 185,926 189,347   Oil 176,997 175,911 1% 177,026 179,957   Gas (Mmscfd) 61 49 24% 53 56 Non operated – Working Interest 108 - 0% 181 126 Working Interest 117,521 117,828 0% 118,748 120,342 Rajasthan (Block RJ-ON-90/1) Gross operated 151,574 157,096 (4%) 155,194 156,910   Oil 146,534 153,530 (5%) 150,258 151,924   Gas (Mmscfd) 30 21 41% 30 30 Gross DA 1 131,473 140,584 (6%) 136,658 137,982 Gross DA 2 19,598 16,445 19% 17,922 18,398 Gross DA 3 503 67 - 614 531 Working Interest 106,102 109,967 (4%) 108,636 109,837 Ravva (Block PKGM-1) Gross operated 16,775 16,876 (1%) 13,496 14,832   Oil 13,881 14,273 (3%) 11,570 12,522   Gas (Mmscfd) 17 16 11% 12 14 Working Interest 3,774 3,797 (1%) 3,037 3,337 Cambay (Block CB/OS-2) Gross operated 18,842 10,161 85% 17,236 17,605   Oil 16,581 8,108 - 15,198 15,512   Gas (Mmscfd) 14 12 10% 12 13 Working Interest 7,537 4,064 85% 6,894 7,042 Average Price Realization   Cairn Total (US$/boe) 64.6 53.1 22% 68.9 66.7 Oil (US$/bbl) 65.1 53.3 22% 69.5 67.3 Gas (US$/mscf) 8.7 7.6 15% 9.1 8.7

# Segment Summary – Aluminium

| Production (in'000 tonnes, or as stated) | Q3 | | | Q2 | 9M |
|---|---|---|---|---|---|
| | FY 2019 | FY 2018 | % change YoY | FY2019 | FY 2019 |
| **Alumina – Lanjigarh** | 404 | 287 | 41% | 348 | 1,077 |
| **Total Aluminum Production** | 502 | 445 | 13% | 494 | 1,478 |
| Jharsuguda-I | 137 | 116 | 18% | 137 | 410 |
| Jharsuguda-II [1] | 221 | 187 | 18% | 216 | 640 |
| 245kt Korba-I | 66 | 65 | 1% | 64 | 194 |
| 325kt Korba-II [2] | 79 | 77 | 3% | 78 | 234 |
| **Financials** *(In Rs. crore, except as stated)* | | | | | |
| Revenue | 7,708 | 6,514 | 18% | 7,888 | 22,990 |
| EBITDA – BALCO | 356 | 155 | - | 122 | 825 |
| EBITDA – Vedanta Aluminium | (94) | 399 | - | 215 | 980 |
| EBITDA Aluminum Segment | 262 | 554 | (53%) | 337 | 1805 |
| Alumina CoP – Lanjigarh ($/MT) | 308 | 327 | (6%) | 358 | 333 |
| Alumina CoP – Lanjigarh (Rs. /MT) | 22,200 | 21,200 | 5% | 25,100 | 23,200 |
| Aluminium CoP – ($/MT) | 2,025 | 1,945 | 4% | 2,018 | 1,994 |
| Aluminium CoP – (Rs. /MT) | 146,000 | 125,900 | 16% | 141,300 | 138,900 |
| Aluminum CoP – Jharsuguda ($/MT) | 2,015 | 1,919 | 5% | 2,022 | 1,992 |
| Aluminium CoP – Jharsuguda(Rs. /MT) | 145,300 | 124,200 | 17% | 141,600 | 138,800 |
| Aluminum CoP – BALCO ($/MT) | 2,045 | 2,000 | 2% | 2,007 | 1,997 |
| Aluminium CoP – BALCO (Rs. /MT) | 147,500 | 129,400 | 14% | 140,600 | 139,200 |
| Aluminum LME Price ($/MT) | 1,971 | 2,102 | (6%) | 2,057 | 2,094 |

1. *Including trial run production of 14 kt in Q3 FY 2019 and 18 kt in Q3 FY 2018. For Q2 FY 2019 it was 18 kt and for YTD Dec FY 2019 it was 47 kt*
2. *Including trial run production of NIL tonnes in Q3 FY 2019 and 56 tonnes in Q3 FY 2018. For Q2 FY2019 it was NIL and for YTD Dec FY 2019 it was NIL kt*

VEDANTA LIMITED – Q3 FY2019 INVESTOR PRESENTATION 29

() () Aluminium profitability * Includes write back of liability pursuant to settlement agreement with a contractor at Balco 2,057 51 115 2,223 (875) (764) (379) (61) $144/t (135) (247) (238) $/t Q2 ‘19 Q3 ‘19 Operating costs

Segment Summary – Power Production (in million units) Q3 Q2 9M FY 2019 FY 2018 % change YoY FY2019 FY 2019 Total Power Sales 3,165 3,146 1% 3,514 9,995 Jharsuguda 600 MW 136 111 22% 124 424 BALCO 600 MW 438 466 (6%) 480 1,575 MALCO - - - - - HZL Wind Power 48 57 (15%) 185 372 TSPL 2,543 2,512 1% 2,725 7,624 Financials (in Rs. crore except as stated) Revenue 1,623 1,724 (6%) 1,718 4,931 EBITDA 364 595 (39%) 377 1,167 Average Cost of Generation(Rs. /unit) ex. TSPL 2.92 2.74 7% 2.90 2.79 Average Realization (Rs. /unit) ex. TSPL 3.58 2.97 20% 3.63 3.53 TSPL PAF (%) 81% 97%   94% 89% TSPL Average Realization (Rs. /unit) 4.19 3.49 20% 4.37 4.14 TSPL Cost of Generation (Rs. /unit) 3.18 2.40 33% 3.37 3.13 vedanta
transforming elements

Segment Summary – Power (contd.)

Power Generation Capacity – c. 9GW

IPP: 3.6GW

- 600MW Jharsuguda (of 2400MW plant)
- 1,980MW TSPL
- 2*300MW BALCO (of 1200MW plant)
- 274MW HZL Wind Power
- 100MW MALCO


41%
59%

CPP:5.1GW

- 1,215MW Jharsuguda
- 3*600MW Jharsuguda (of 2400MW plant)
- 540MW BALCO
- 270MW BALCO
- 2*300MW BALCO (of 1200 MW plant)
- 90MW Lanjigarh
- 474MW HZL
- 160MW Tuticorin
- 60MW ESL

Note: MALCO 100MW (IPP) is under care and maintenance since 26th May 2017

VEDANTA LIMITED – Q3 FY2019 INVESTOR PRESENTATION
32

Segment Summary – Iron Ore  Particulars (in million dry metric tonnes, or as stated) Q3 Q2 9M FY 2019 FY 2018 % change YoY FY 2019 FY 2019 Sales 0.7 1.8 (63%) 0.4 2.4 Goa 0.1 1.0 (90%) 0.1 1.3 Karnataka 0.6 0.8 (28%) 0.2 1.2 Production of Saleable Ore 0.7 0.9 (28%) 1.4 3.5 Goa - 0.8 - - 0.2 Karnataka 0.7 0.1 - 1.4 3.2 Production (’000 tonnes) Pig Iron 163 165 (1%) 173 502 Financials (In Rs. crore, except as stated) Revenue 658 843 (22%) 615 2,061 EBITDA 101 210 (52%) 91 344 Particulars (in ’000 tonnes, or as stated) Q3 Q2 9M FY 2019 FY 2018 % change YoY FY 2019 FY 2019 Total Production 325 240 36% 285 852 Pig Iron 47 67 (29%) 45 106 Billet 24 18 33% 4 31 TMT Bar 111 58 92% 106 307 Wire Rod 103 72 44% 110 311 Ductile Iron Pipes 40 26 56% 20 97 Financials (In Rs. crore, except as stated) Revenue 1,198 880 36% 1,109 3,328 EBITDA 249 69 - 168 633 Segment Summary – Steel* * Vedanta acquired steel on 4th June 2018, Q2 was the first full quarter post acquisition.

Segment Summary – Copper India  Production (in ’000 tonnes, or as stated) Q3 Q2 9M FY 2019 FY 2018 % change YoY FY 2019 FY 2019 Copper - Cathodes 23 101 (77%) 15 63 Tuticorin power sales (million units) - 3 - - - Financials (In Rs. crore, except as stated) Revenue 2,763 5,898 (53%) 2,376 7,936 EBITDA (75) 246 - 12 (166) Net CoP – cathode (US¢/lb) - 5.6 - - - Tc/Rc (US¢/lb) - 20.8 - - - Copper LME Price ($/MT) 6,172 6,808 (9%) 6,105 6,378

Sales Summary Sales volume Q3 FY2019 Q3 FY2018 Q2 FY2019 9M FY 2019 Zinc-India Sales         Refined Zinc (kt) 187 200 160 517 Refined Lead (kt) 54 45 49 145 Total Zinc (Refined+Conc) kt 187 200 160 517 Total Lead (Refined+Conc) kt 54 45 49 145 Total Zinc-Lead (kt) 241 245 209 662 Silver (tonnes) 178 132 161 480 Zinc-International Sales Zinc Refined (kt) 16 26 15 40 Zinc Concentrate (MIC) 6 6 6 18 Total Zinc (Refined+Conc) 22 32 21 59 Lead Concentrate (MIC) 11 14 8 27 Total Zinc-Lead (kt) 32 47 29 86 Aluminium Sales Sales - Wire rods (kt) 90 93 94 261 Sales - Rolled products (kt) 6 6 7 17 Sales - Busbar and Billets (kt) 105 89 104 306 Total Value added products (kt) 200 189 205 584 Sales - Ingots (kt) 294 252 284 864 Total Aluminium sales (kt) 494 441 489 1,448

Sales Summary Sales volume Q3 FY2019 Q3 FY2018 Q2 FY2019 9M FY2019 Iron-Ore Sales Goa (mn DMT) 0.1 1.0 0.1 1.3 Karnataka (mn DMT) 0.6 0.8 0.2 1.2 Total (mn DMT) 0.7 1.8 0.4 2.4 Pig Iron (kt) 155 171 173 493 Copper-India Sales Copper Cathodes (kt) 2 60 0 4 Copper Rods (kt) 31 42 28 84 Sulphuric Acid (kt) - 126 7 9 Phosphoric Acid (kt) - 53 1 1 Total Steel Sales (kt) 290 271 268 792 Pig Iron 50 69 41 105 Billet 3 22 4 17 TMT Bar 102 72 98 290 Wire Rod 99 76 106 296 Ductile Iron Pipes 36 32 19 85 Sales volume Power Sales (mu) Q3 FY2019 Q3 FY2018 Q2 FY2019 9M FY2019 Jharsuguda 600 MW 136 111 124 424 TSPL 2,543 2,512 2,725 7,624 BALCO 600 MW 438 466 480 1,575 MALCO - - - - HZL Wind power 48 57 185 372 Total sales 3,165 3,146 3,514 9,995 Power Realisations (INR/kWh) Jharsuguda 600 MW 3.15 1.90 2.12 2.48 TSPL2 4.19 3.49 4.37 4.14 Balco 600 MW 3.67 3.14 3.74 3.65 MALCO - - - - HZL Wind power 3.93 3.75 4.35 4.23 Average Realisations1 3.58 2.97 3.63 3.53 Power Costs (INR/kWh) Jharsuguda 600 MW 4.68 4.47 6.46 5.22 TSPL2 3.18 2.40 3.37 3.13 Balco 600 MW 2.45 2.48 2.91 2.61 MALCO - - - - HZL Wind power 2.18 1.45 0.46 0.80 Average costs1 2.92 2.74 2.90 2.79 1. Average excludes TSPL 2. Based on Availability

Currency and Commodity Sensitivities Commodity prices – Impact of a 10% increase in Commodity Prices Commodity YTD Dec Average price YTD Dec EBITDA ($mn) Oil ($/bbl) 73 92 Zinc ($/t) 2,756 144 Aluminium ($/t) 2,094 217 Lead ($/t) 2,150 32 Silver ($/oz) 15 25 Foreign Currency - Impact of a 1 Rs depreciation in FX Rate Currency Increase in EBITDA INR/USD ~ INR 600 crs / year

# Group Structure


Vedanta Resources Plc
79.4%
50.1%
Konkola Copper Mines (KCM)
Vedanta Ltd
Divisions of Vedanta Limited
Sesa Iron Ore
Sterlite Copper
Power (600 MW Jharsuguda)
Aluminium (Odisha aluminium and power assets)
Cairn Oil & Gas*
Subsidiaries of Vedanta Ltd
64.9%
51%
100%
100%
90%
Zinc India (HZL)
Bharat Aluminium (BALCO)
Zinc International (Skorpion -100% BMM-74%)
Talwandi Sabo Power (1,980 MW)
Electrosteels Steel limited
Listed entities
Unlisted entities

*Note: Shareholding as on Jan 30, 2019*
**50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd*

VEDANTA LIMITED – Q3 FY2019 INVESTOR PRESENTATION
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Earnings Conference Call Details Earnings conference call is scheduled at 6:30 PM (IST) on Jan 31, 2019. The dial-in numbers for the call are given below: Event Telephone Number Earnings conference call on Jan 31, 2019 India – 6:30 PM (IST) Mumbai main access: +91 22 7115 8015 +91 22 6280 1114 Toll free numbers: 1800 120 1221 1800 266 1221 Singapore – 9:00 PM (Singapore Time) Toll free number 800 101 2045 Hong Kong – 9:00 PM (Hong Kong Time) Toll free number 800 964 448 UK – 1:00 PM (UK Time) Toll free number 0  808 101 1573 US – 8:00 AM (Eastern Time) Toll free number 1 866 746 2133 For online registration https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=79574&linkSecurityString=1aacad50 Replay of Conference Call (Jan 31, 2019 to Feb 7, 2019) India +91 22 71945757 +91 22 66635757 Passcode: 63835#